May 23, 2018

200 Clarendon Street

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VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Gabor

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MeiraGTx Holdings plc
Registration Statement on Form S-1
Filed May 14, 2018
File No. 333-224914

Dear Mr. Gabor:

On behalf of MeiraGTx Holdings plc (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2018 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment to the Registration Statement (as amended, the “Amended Registration Statement”), which has been revised to address the Staff’s comment. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement.

Form S-1 Filed May 14, 2018

LCA4, page 125

1.	We note your response to prior comment 7. Please revise to clarify the development status of AAV-AIPL1. It is unclear whether you plan to develop AAV-AIPL1 for

May 23, 2018

marketing approval or continue to only manufacture and release this candidate pursuant to the compassionate use program. Additionally, please disclose how many patients at Moorfields Eye Hospital are receiving treatment, whether, and if so how, the compassionate use program may enable a pathway to marketing approval, and a description of any results observed during the program. To the extent that you have continuing obligations to report results of this program to MHRA, please state this fact.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126 and 127 of the Amended Registration Statement in response to the Staff’s comment.

If you have any questions regarding the foregoing responses or the enclosed Amended Registration Statement, please do not hesitate to contact me by telephone at (617) 948 6060.

Very truly yours,

/s/ Peter Handrinos

Peter Handrinos

of LATHAM & WATKINS LLP

cc:	Alexandria Forbes, Ph.D., MeiraGTx Holdings plc

Richard Giroux, MeiraGTx Holdings plc

Keith Halverstam, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP